Hudbay Announces Fourth Quarter and Full Year 2017 Results

Toronto, Ontario, February 21, 2018 – Hudbay Minerals Inc. (“Hudbay” or the “company”) (TSX, NYSE:HBM) today released its fourth quarter and full year 2017 financial results. All amounts are in U.S. dollars, unless otherwise noted.

Summary:

  On a consolidated basis, full year metals production met or exceeded 2017 guidance ranges
  Net profit of $99.7 million and basic and diluted earnings per share of $0.38 in the fourth quarter of 2017, compared to a net loss of $47.3 million and loss per share of $0.20 in the fourth quarter of 2016
  Operating cash flow1 of $172 million in the fourth quarter of 2017, a 41% increase from the fourth quarter of 2016, and $531 million for the full year 2017, a 37% increase from 2016
  Reduced net debt2 position by $462 million and improved liquidity during 2017; as at December 31, 2017, Hudbay had net debt of $623 million and total available liquidity of $778 million, including $356 million in cash
  Consolidated cash cost2 , net of by-product credits, of $0.77 per pound of copper, a 9% decrease from the fourth quarter of 2016
  Consolidated all-in sustaining cash cost2 , net of by-product credits, of $1.49 per pound of copper in the fourth quarter of 2017, up 2% from $1.46 in the fourth quarter of 2016
  Full year combined unit operating costs at Manitoba and Peru exceeded 2017 guidance ranges, primarily due to increased operating costs and lower than expected mill throughput; zinc unit operating costs were within the guidance range

Net profit and basic and diluted earnings per share in the fourth quarter of 2017 were $99.7 million and $0.38, respectively, compared to a net loss and loss per share of $47.3 million and $0.20, respectively, in the fourth quarter of 2016.

In the fourth quarter of 2017, operating cash flow before change in non-cash working capital was $171.9 million, compared to $122.3 million in the fourth quarter of 2016. The increase in operating cash flow is the result of higher realized copper and zinc prices, while higher zinc sales and precious metals sales offset lower copper sales.

“We ended 2017 on a positive note by achieving or exceeding production guidance and continuing to grow positive free cash flow while reducing debt,” said Alan Hair, president and chief executive officer. “Our focus for 2018 is delivering on this year’s operating targets and completing the ramp-up of base metal ore production at Lalor, commencing production from the Lalor gold zones and Pampacancha, and moving Rosemont through the permitting process into development.”

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1 Operating cash flow before change in non-cash working capital.
2 Cash cost and all-in sustaining cash cost per pound, net of by-product credits and net debt are not recognized under IFRS. For a detailed description of each of these non-IFRS financial performance measures, please see the discussion under “Non-IFRS Financial Performance Measures” beginning on page 6 of this news release.

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Net profit and earnings per share in the fourth quarter of 2017 were affected by, among other things, the following items:

	Pre-tax gain	After-tax gain	Per share
	(loss)	(loss)	gain (loss)
	($ millions)	($ millions)	($/share)
Mark-to-market adjustments of various items	(5.6)	(4.3)	(0.02)
Past service pension costs	(10.4)	(6.9)	(0.03)
Gain on contingent consideration from Balmat sale	6.4	6.4	0.03
Asset impairment	(11.3)	(7.5)	(0.03)
Non-cash deferred tax adjustments	-	45.4	0.17

Compared to the fourth quarter of 2016, production of zinc, gold and silver in concentrate increased due to increased Lalor mine throughput and higher zinc grades at 777, while copper production remained consistent.

In the fourth quarter of 2017, consolidated cash cost per pound of copper produced, net of by-product credits, was $0.77, a decrease compared to $0.85 in the same period of last year. Incorporating sustaining capital, capitalized exploration, royalties and corporate selling and administrative expenses, consolidated all-in sustaining cash cost per pound of copper produced, net of by-product credits, in the fourth quarter of 2017 was $1.49, up from $1.46 in the fourth quarter of 2016. The increase in all-in sustaining cash cost was driven by higher planned sustaining capital expenditures in Manitoba.

Cash and cash equivalents increased by $27.6 million in the fourth quarter of 2017 to $356.5 million at December 31, 2017. This increase was mainly a result of operating cash flow of $129.4 million, partly offset by $88.0 million of capital expenditures and $9.5 million in expenditures related to financing activities.

Net debt declined to $623.1 million at December 31, 2017 from $649.6 million at September 30, 2017, as a result of cash flow from Hudbay’s operations. At December 31, 2017, total liquidity, including cash and available credit facilities, was $777.9 million, up from $749.9 million at September 30, 2017. Over the course of 2017, net debt declined from $1,085.3 million to $623.1 million.

During the fourth quarter, Hudbay recognized a pre-tax expense of $10.4 million for past service pension costs arising from new collective bargaining agreements in the Manitoba business unit. The company also recognized an asset impairment charge of $11.3 million related to equipment purchased to build a new concentrator in Snow Lake, Manitoba, that the company no longer expects to be usable in its operations. Hudbay realized a gain of $6.4 million upon receipt of deferred consideration from the sale of the Balmat mine, which followed the completion of certain milestones.

Financial Condition ($000s)	Dec. 31, 2017	Dec. 31, 2016
Cash and cash equivalents	356,499	146,864
Total long-term debt	979,575	1,232,164
Net debt[1]	623,076	1,085,300
Working capital	308,675	121,539
Total assets	4,648,729	4,456,556
Equity	2,144,255	1,763,212

1 Net debt is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information, please see page 6 of this news release.

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Financial Performance	Three months ended		Year ended
($000s except per share and cash cost amounts)	Dec. 31		Dec. 31
	2017	2016	2017	2016
Revenue	414,143	316,654	1,362,553	1,128,678
Cost of sales	278,291	238,449	988,608	905,800
Profit (loss) before tax	85,540	(26,065)	198,728	5,605
Profit (loss)	99,676	(47,273)	163,899	(35,193)
Basic and diluted earnings (loss) per share	0.38	(0.20)	0.67	(0.15)
Operating cash flow before change in non-cash working capital	171,904	122,257	530,561	387,868

Production and Cost Performance		Three months ended			Three months ended
		Dec. 31, 2017			Dec. 31, 2016
		Peru	Manitoba	Total	Peru	Manitoba	Total
Contained metal in concentrate produced[1]
Copper	tonnes	33,837	9,338	43,175	33,986	9,797	43,783
Gold	oz	5,139	27,389	32,528	5,033	22,449	27,482
Silver	oz	670,219	333,272	1,003,491	723,392	269,286	992,678
Zinc	tonnes	-	33,055	33,055	-	29,144	29,144
Payable metal in concentrate sold
Copper	tonnes	34,227	7,252	41,479	35,969	8,223	44,192
Gold	oz	4,442	26,779	31,221	6,183	19,158	25,341
Silver	oz	543,763	291,723	835,486	701,654	209,671	911,325
Zinc[2]	tonnes	-	32,318	32,318	-	28,094	28,094
Cash cost[3]	$/lb	1.38	(1.42)	0.77	1.11	(0.06)	0.85
Sustaining cash cost[3]	$/lb	1.81	(0.35)		1.54	0.58
All-in sustaining cash cost[3]	$/lb			1.49			1.46
Realized copper price[4]	$/lb			3.13			2.37
		Year ended			Year ended
		Dec. 31, 2017			Dec. 31, 2016
		Peru	Manitoba	Total	Peru	Manitoba	Total
Contained metal in concentrate produced[1]
Copper	tonnes	121,781	37,411	159,192	133,432	41,059	174,491
Gold	oz	17,579	91,014	108,593	26,276	88,020	114,296
Silver	oz	2,374,008	1,113,250	3,487,258	2,760,332	995,564	3,755,896
Zinc	tonnes	-	135,156	135,156	-	110,582	110,582
Payable metal in concentrate sold
Copper	tonnes	111,402	37,253	148,655	132,663	38,788	171,451
Gold	oz	12,464	97,306	109,770	24,199	71,328	95,527
Silver	oz	1,950,893	1,109,376	3,060,269	2,423,165	758,594	3,181,759
Zinc[2]	tonnes	-	116,377	116,377	-	103,453	103,453

Cash cost[3]	$/lb	1.28	(0.59)	0.84	1.09	0.41	0.93
Sustaining cash cost[3]	$/lb	1.76	0.23		1.51	1.16
All-in sustaining cash cost[3]	$/lb			1.52			1.52
Realized copper price[4]	$/lb			2.82			2.21

1 Metal reported in concentrate is prior to deductions associated with smelter contract terms.
2 Includes refined zinc metal sold and payable zinc in concentrate sold.
3 Cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see page 6 of this news release.
4 Realized prices exclude refining and treatment charges and are on the sale of finished metal or metal in concentrate. Realized prices include the effect of provisional pricing adjustments on prior period sales.

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Peru Operations Review

During the fourth quarter of 2017, the Peru operations produced 33,837 tonnes of copper, which was approximately 9% higher than production in the third quarter of 2017 as a result of improved copper head grade and copper recoveries, and consistent with the same quarter of 2016 as expected grade decline was offset by improved mill throughput. In 2017, copper production at Constancia exceeded the guidance ranges, while precious metals production was slightly below the lower end of the guidance range.

Recoveries of copper, gold and silver were higher in the fourth quarter of 2017, compared to the same period in 2016. Optimization of plant performance continues to be a focus at Constancia.

Combined mine, mill and G&A unit operating costs in the fourth quarter of 2017 were 22% higher than the same period in 2016. The higher combined unit costs are mostly related to decreased capitalized stripping, higher utility prices and higher overall operating costs due to increased molybdenum production during the period. Additionally, increased plant maintenance costs were incurred during a significant scheduled plant shutdown. Full year 2017 unit operating costs were higher than guidance expectations due to lower than expected mill throughput in the first half of the year combined with factors affecting the fourth quarter costs described above.

Cash cost per pound of copper produced, net of by-product credits, for the three months ended December 31, 2017 was $1.38, an increase of 24% from the same period in 2016 mainly as a result of lower deferred stripping, increased plant cash costs and profit sharing.

Sustaining cash cost per pound of copper produced, net of by-product credits, for the three months ended December 31, 2017 was $1.81, an increase of 18% from the same period in 2016 as a result of the factors noted above.

Negotiations to secure surface rights over the Pampacancha deposit are ongoing. The community has provided Hudbay with access to the land to carry out early-works activities and Hudbay expects to begin ore production later this year. In the event that the commencement of mining at Pampacancha is unexpectedly delayed beyond 2018, Hudbay expects to mine material from the Constancia pit instead, which would not impact copper production guidance, but would reduce 2018 Peru precious metals production guidance by approximately 25%.

Twin hole drilling in the Constancia pit has indicated that the positive copper grade bias versus resource grades that has been experienced since the start of Constancia’s production is expected to persist through the life of the deposit, although the extent of the bias is expected to be less than what has been experienced to date. 2018 Peru copper guidance partially reflects the anticipated grade bias; work is ongoing to develop a revised mine plan and updated reserves, which are expected to be released by April 2018.

Manitoba Operations Review

During the fourth quarter of 2017, the Manitoba operations produced 33,055 tonnes of zinc, 9,338 tonnes of copper and 32,150 ounces of gold-equivalent precious metals. Production of zinc and precious metals was higher than the same quarter in 2016 by approximately 13% and 22%, respectively, as a result of higher grades at all mines as well as higher ore production at Lalor. Production of all metals in Manitoba for full year 2017 was within the guidance ranges.

Ore mined at Hudbay’s Manitoba operations during the fourth quarter of 2017 decreased by 5% compared to the same period in 2016 primarily as a result of lower production at the 777 mine. Ore mined at the 777 mine declined as ground conditions necessitated the implementation of a more conservative stope sequence in order to adapt to more challenging operating conditions as the mine ages. Lower than planned equipment availability and delays in the mine sequence resulting from a plugged paste backfill line in the third quarter also impacted fourth quarter 777 production rates. Overall copper, zinc, gold and silver grades were higher in the fourth quarter of 2017 compared to the same period in 2016 by 9%, 17%, 25% and 26%, respectively, as a result of higher grades at all mines. Unit operating costs in the fourth quarter of 2017 were 44% higher compared to the same period in 2016.

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Hudbay ceased capitalizing Reed development costs in the third quarter of 2017 as a result of the mine’s expected closure in the third quarter of 2018, resulting in higher Reed unit operating costs compared to prior periods. The 777 mine’s unit costs were negatively impacted by lower production as a result of the items noted above. Consistent with Hudbay’s revised mine plan, Lalor’s unit costs reflect increased cement rock filling costs as well as substantial operating and capital development work that was undertaken to increase Lalor’s production rate to 4,500 tonnes per day by the third quarter of 2018. The successful ramp up of ore production from the Lalor mine has resulted in the accumulation of an ore stockpile which exceeds the Stall concentrator’s current milling capacity. With the intention to take advantage of higher metal prices and increase Hudbay’s revenues, excess Lalor ore was trucked to the Flin Flon mill for processing, which contributed to the increased unit costs for Lalor.

Ore processed in Flin Flon in the fourth quarter of 2017 was 13% lower than the same period in 2016 primarily as a result of lower mine production, and challenges in primary crushing due to frozen blocks of ore feed recovered from stockpiles. Copper and precious metals recoveries were higher in the fourth quarter of 2017 compared to the same period in 2016 as a result of higher head grades, and improvements made to the mill. Unit operating costs at the Flin Flon concentrator were 12% higher in the fourth quarter of 2017 compared to the same period in 2016 as a result of higher maintenance expenditures and reduced production. Ore processed at the Stall concentrator in the fourth quarter of 2017 was 4% higher than the same period in 2016. Unit operating costs at the Stall concentrator were 5% higher in the fourth quarter of 2017 compared to the same period in 2016 as a result of higher maintenance expenditures resulting from unplanned repairs.

Manitoba combined mine, mill and G&A unit operating costs in the fourth quarter and full year in 2017 were 29% and 27% higher, respectively, than in the same periods in 2016 due to the factors described above. In addition, the stockpiling of Lalor ore increased combined mine/mill unit costs, as that metric is expressed as total costs during the period (irrespective of inventory changes) divided by the tonnes of ore milled. Processing the additional Lalor production in Flin Flon is expected to drive economies of scale and additional revenues through a faster ramp up. Combined mine/mill unit operating costs in Manitoba exceeded the guidance range for the reasons noted above. Zinc plant production and unit operating costs were within the guidance ranges for 2017.

Cash cost per pound of copper produced, net of by-product credits, in the fourth quarter of 2017 and full year were negative $1.42 and negative $0.59 per pound of copper produced, respectively. These were lower compared to the same periods in 2016 due primarily to significantly increased by-product credits for all metals, which were partially offset by expected higher costs at Hudbay’s 777 and Reed mines during this part of their mine lives.

Sustaining cash cost per pound of copper produced, net of by-product credits, in the fourth quarter of 2017 and full year were negative $0.35 and $0.23 per pound of copper produced, respectively, compared to $0.58 and $1.16 in the prior year as a result of the same factors described above, which were partially offset by planned increased capital spending.

Rosemont Developments

Work continues with the U.S. Forest Service on the draft Mine Plan of Operations, which is progressing as planned. The remaining key federal permit outstanding is the Section 404 Water Permit from the U.S. Army Corps of Engineers.

On November 27, 2017, opponents of the Rosemont project filed a lawsuit against the U.S. Forest Service challenging, among other things, the issuance of the Final Record of Decision in respect of Rosemont. This is one of two active lawsuits challenging the Final Record of Decision and is one of the many legal challenges that have been advanced against the Rosemont permitting process. Hudbay is confident that Rosemont’s permits will continue to be upheld.

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Collective Bargaining Agreements

Three-year collective bargaining agreements have been entered into with Hudbay’s unionized workforces at each of its Manitoba and Peru operations, providing labour stability.

Dividend Declared

Hudbay declared a semi-annual dividend of C$0.01 per share on February 21, 2018. The dividend will be paid on March 29, 2018 to shareholders of record as of March 9, 2018.

Outlook

Production, capital expenditure, exploration and unit cost guidance for 2018 remains unchanged from that provided on January 17, 2018.

Non-IFRS Financial Performance Measures

Net debt is shown in this news release because it is a performance measure used by the company to assess its financial position. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because the company believes they help investors and management assess the performance of its operations, including the margin generated by the operations and the company. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. For further details on these measures, including reconciliations to the most comparable IFRS measures, please refer to page 39 of Hudbay’s management’s discussion and analysis for the three months and year ended December 31, 2017 available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Website Links

Hudbay:

www.hudbay.com

Management’s Discussion and Analysis:

http://www.hudbayminerals.com/files/doc_financials/2017/Q4/MDA174.pdf

Financial Statements:

http://www.hudbayminerals.com/files/doc_financials/2017/Q4/FS174.pdf

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Conference Call and Webcast

Date:	Thursday, February 22, 2018

Time:	10 a.m. ET

Webcast:	www.hudbay.com

Dial in:	416-849-1847 or 1-866-530-1554

Qualified Person

The technical and scientific information in this news release related to the Constancia mine and Rosemont project has been approved by Cashel Meagher, P. Geo, Hudbay’s Senior Vice President and Chief Operating Officer. The technical and scientific information related to the Manitoba sites and projects contained in this news release has been approved by Robert Carter, P. Eng, Hudbay’s General Manager Mining Operations, Manitoba Business Unit. Messrs. Meagher and Carter are qualified persons pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the Technical Reports for the company’s material properties as filed by Hudbay on SEDAR at www.sedar.com.

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, production, cost and capital and exploration expenditure guidance, anticipated production at Hudbay’s mines and processing facilities, the anticipated timing, cost and benefits of developing the Rosemont project, Pampacancha deposit and Lalor growth projects, the anticipated impact of any delays to the start of mining the Pampacancha deposit, the anticipated results of litigation challenging the Rosemont permitting process, Hudbay’s expectations regarding the persistence of the positive grade reconciliation at Constancia and a restatement of the mineral reserves, anticipated exploration plans, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of the company’s financial performance to metals prices, events that may affect its operations and development projects, the permitting, development and financing of the Rosemont project, the potential to optimize the scale of production at Lalor and to efficiently process the excess base metals ore and initial gold zone ore production at the Flin Flon mill, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

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The material factors or assumptions that Hudbay identified and were applied by the company in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

  the success of mining, processing, exploration and development activities;
  the scheduled maintenance and availability of the processing facilities;
  the accuracy of geological, mining and metallurgical estimates;
  anticipated metals prices and the costs of production;
  the supply and demand for metals the company produces;
  the supply and availability of all forms of energy and fuels at reasonable prices;
  no significant unanticipated operational or technical difficulties;
  the execution of Hudbay’s business and growth strategies, including the success of its strategic investments and initiatives;
  the availability of additional financing, if needed;
  the ability to complete project targets on time and on budget and other events that may affect the company’s ability to develop its projects;
  the timing and receipt of various regulatory, governmental and joint venture partner approvals;
  the availability of personnel for the exploration, development and operational projects and ongoing employee relations;
  the ability to secure required land rights to develop the Pampacancha deposit;
  maintaining good relations with the communities in which the company operates, including the communities surrounding the Constancia mine and Rosemont project and First Nations communities surrounding the Lalor and Reed mines;
  no significant unanticipated challenges with stakeholders at the company’s various projects;
  no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;
  no contests over title to the company’s properties, including as a result of rights or claimed rights of aboriginal peoples;
  the timing and possible outcome of pending litigation and no significant unanticipated litigation;
  certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; and
  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of the company’s projects (including risks associated with the permitting, development and economics of the Rosemont project and related legal challenges), risks related to the maturing nature of the 777 mine and the pending closure of the Reed mine and their impact on the related Flin Flon metallurgical complex, dependence on key personnel and employee and union relations, risks related to the schedule for mining the Pampacancha deposit (including the timing and cost of acquiring the required surface rights and the impact of any schedule delays), risks related to the cost, schedule and economics of the capital projects intended to increase processing capacity for Lalor ore, risks related to political or social unrest or change, risks in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of the company’s reserves, volatile financial markets that may affect the company’s ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, the company’s ability to comply with its pension and other post-retirement obligations, the company’s ability to abide by the covenants in its debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in Hudbay’s most recent Annual Information Form.

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Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

About Hudbay

Hudbay (TSX, NYSE: HBM) is an integrated mining company primarily producing copper concentrate (containing copper, gold and silver), zinc concentrate and zinc metal. With assets in North and South America, the company is focused on the discovery, production and marketing of base and precious metals. Directly and through its subsidiaries, Hudbay owns four polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and a copper project in Arizona (United States). The company’s growth strategy is focused on the exploration and development of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. Hudbay’s vision is to be a responsible, top-tier operator of long-life, low-cost mines in the Americas. Hudbay’s mission is to create sustainable value through the acquisition, development and operation of high-quality, long-life deposits with exploration potential in jurisdictions that support responsible mining, and to see the regions and communities in which the company operates benefit from its presence. The company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Hudbay also has warrants listed under the symbol “HBM.WT” on the Toronto Stock Exchange and “HBM/WS” on the New York Stock Exchange.

For further information, please contact:

Carla Nawrocki
Director, Investor Relations
(416) 362-7362
carla.nawrocki@hudbay.com